Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces First Development Milestone in License
Agreement with AstraZeneca for the Development of Bispecific and Multi-Specific Antibody Products

HOLON, ISRAEL – December 23, 2020 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, announced today progress from its ongoing license agreement with AstraZeneca (LSE/STO/Nasdaq: AZN), under which the program has achieved a preclinical milestone. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bispecific and multi-specific antibody products based on one of Compugen’s pipeline programs, with AstraZeneca responsible for all research, development and commercial activities. In connection with this first milestone, Compugen is entitled to receive a $2 million payment from AstraZeneca.

“AstraZeneca choosing Compugen as a partner for its bispecific and multi-specific development plans is testament to the power of our platform, and we are proud that this program has now advanced to demonstrate therapeutic potential,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “This license agreement has enabled Compugen to monetize one of our programs outside our development focus and is part of our larger strategy to selectively collaborate with biopharmaceutical companies to leverage our diverse, computationally-discovered pipeline for the development of novel cancer immunotherapies. We are delighted that AstraZeneca has chosen to continue the development of this bispecific program, providing further validation of Compugen’s discovery and development capabilities.”

About the Compugen-AstraZeneca License Agreement
In April 2018, Compugen and AstraZeneca entered into an agreement by which Compugen provided an exclusive license to AstraZeneca for the development of bispecific and multi-specific antibody products derived from one of Compugen’s pipeline programs. AstraZeneca has the right to create multiple products under this license and is solely responsible for all research, development and commercial activities. Compugen received a $10 million upfront payment and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen. Under the terms of the license agreement, Compugen retained all other rights to its entire pipeline of programs as monotherapies and in combination with other products.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. The Company’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study. In addition, COM902, Compugen’s antibody targeting TIGIT, is in a Phase 1 clinical study. The Company’s therapeutic pipeline also includes early stage immuno-oncology programs focused largely on myeloid targets. The Company is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on the Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Compugen. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements, including statements related to the payment of the milestone payment and our strategy to selectively collaborate with biopharmaceutical companies, involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s operations could be affected by the outbreak and spread of COVID-19; clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product, or may not be able to conduct or complete its trials on the timelines it expects; Compugen relies, and expects to continue to rely, on third parties to conduct its clinical trials and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the COVID-19), Compugen may experience significant delays in the conduct of its clinical trials; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; There can be no assurance that Compugen will be able to discover and develop additional potential product candidates or products of commercial value; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties; and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Bob Yedid
LifeSci Advisors, LLC
Email: bob@lifesciadvisors.com
Tel: +1 (646) 597-6989

Media contact:
Josephine Belluardo, Ph.D.
LifeSci Communications
Email: jo@lifescicomms.com
Tel: +1 (646) 751-4361